UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AsiaInfo Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04518A104 (CUSIP Number)

June 29, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sansar Capital Special Opportunity Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

—
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

—
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON

PN

CUSIP No. 04518A104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sansar Capital Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

—
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

—
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON

IA

CUSIP No. 04518A104

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sanjay Motwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

—
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

—
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

—
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON

IN, HC

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

AsiaInfo Holdings, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

4th Floor, Zhongdian Information Tower 6 Zhongguancun South Street, Haidian District Beijing 100086, China

Item 2	(a)	Name of Person Filing:

Sansar Capital Special Opportunity Master Fund, L.P. is a limited partnership formed under the laws of the Cayman Islands. Sansar Capital Management, L.L.C., a Delaware limited liability company, serves as the investment advisor of Sansar Capital Special Opportunity Master Fund, L.P. Sanjay Motwani is the managing member of Sansar Family II, L.L.C., which is the managing member of Sansar Capital Management, L.L.C. and in such capacity may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Sansar Capital Special Opportunity Master Fund, L.P.

2	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is: 25 West 53rd Street, New York, NY 10019.

2	(c)	Citizenship:

Sanjay Motwani is a citizen of the United Kingdom. Sansar Capital Special Opportunity Master Fund, L.P. is organized under the laws of the Cayman Islands. Sansar Capital Management, L.L.C. is organized under the laws of the State of Delaware.

2	(d)	Title of Class of Securities:

Common Stock

2	(e)	CUSIP Number:

04518A104

Item 3		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

See Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule 13G may be filed by Sanjay Motwani on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

SANJAY MOTWANI

/s/ Sanjay Motwani
Sanjay Motwani

SANSAR CAPITAL MANAGEMENT, L.L.C.

By:	Sansar Family II, L.L.C.,
Its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANSAR CAPITAL SPECIAL OPPORTUNITY MASTER FUND, L.P.

By:	Sansar Capital Special Opportunity Master Fund, Ltd.,
Its General Partner

By:	/s/ Michelle Wilson-Clarke
Michelle Wilson-Clarke
Director

EXHIBIT INDEX

Exhibit I	-	Agreement Regarding the Joint Filing of Schedule 13G